                                                                    EXHIBIT 99.1

ACADIA POWER PARTNERS, LLC
AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
INDEX
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------
                                                                         PAGE(S)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................    1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets................................................    2

Consolidated Statements of Operations......................................    3

Consolidated Statements of Members' Capital................................    4

Consolidated Statements of Cash Flows......................................    5

Notes to Consolidated Financial Statements................................. 6-14

[PRICEWATERHOUSECOOPERS LOGO]


                                                      PRICEWATERHOUSECOOPERS LLP
                                                      1201 Louisiana
                                                      Suite 2900
                                                      Houston TX 77002-5678
                                                      Telephone (713) 356 4000
                                                      Facsimile (713) 356 4717


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Acadia Power Partners, LLC and subsidiary:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members' capital and of cash flows present fairly, in all material respects, the financial position of Acadia Power Partners, LLC and subsidiary (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 9 and 10, Calpine Energy Services ("CES") has asserted certain claims related to dispute resolution under provisions of two tolling agreements between CES and the Company. The ultimate resolution of this dispute may have a significant adverse effect on the Company's financial position, results of operations and cash flows in future periods.

As discussed in Note 5, the Company's revenues are received from transactions with CES, a related party and certain other transactions are executed with various entities of Calpine Corporation and Cleco Corporation, all of which are related parties.

/s/PricewaterhouseCoopers LLP

Houston, Texas
March 25, 2005

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                        2004             2003
                                                   ------------     ------------
 ASSETS
 Current assets
    Cash and cash equivalents                      $  3,462,436     $  3,286,987
    Accounts receivable -- related parties            6,450,902        6,187,895
    Inventory                                         1,775,097        1,773,860
    Other current assets                              2,240,378        2,967,907
                                                   ------------     ------------
      Total current assets                           13,928,813       14,216,649
 Plant and equipment, net (Note 4)                  462,653,850      474,560,519
 Other noncurrent assets                              7,631,952        4,167,438
                                                   ============     ============
      Total assets                                 $484,214,615     $492,944,606
                                                   ============     ============

LIABILITIES AND MEMBERS' CAPITAL
Current liabilities
   Accounts payable -- trade                       $    547,310     $  2,600,697
   Accounts payable -- related parties                  389,770          324,978
   Accrued liabilities                                8,132,870          784,810
                                                   ------------     ------------
     Total current liabilities                        9,069,950        3,710,485

 Commitments and Contingencies (Note 9)

 Members' capital                                   475,144,665      489,234,121
                                                   ------------     ------------
      Total liabilities and members' capital       $484,214,615     $492,944,606
                                                   ============     ============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                 2004              2003               2002
                                                            -------------     -------------      -------------
                                                                                                   (Unaudited)
REVENUES
Nonaffiliated                                                          $-     $  16,053,598      $  23,784,443
Related parties                                                74,692,887        65,024,892         25,317,550
                                                            -------------     -------------      -------------
Total revenues                                                 74,692,887        81,078,490         49,101,993

POWER, PLANT GENERATING AND MARKETING EXPENSE
Plant operating expense                                        18,196,308        12,750,635          4,997,390
Depreciation expense                                           14,257,335        13,919,584          6,579,496
Purchased power expense -- related parties                        951,041           149,961          7,839,121
                                                            -------------     -------------      -------------
Total power plant generating and marketing expense             33,404,684        26,820,180         19,416,007
                                                            -------------     -------------      -------------
Income from operations                                         41,288,203        54,258,310         29,685,986

OTHER INCOME AND EXPENSES
Contract termination gain (Note 7)                                      -       105,500,000                  -
Other income (expense)                                             13,367           (49,898)             3,139
                                                            -------------     -------------      -------------
Net income                                                  $  41,301,570     $ 159,708,412      $  29,689,125
                                                            =============     =============      =============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF MEMBERS' CAPITAL
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------

                                              CALPINE ACADIA     ACADIA POWER       TOTAL MEMBERS'
                                              HOLDINGS, LLC      HOLDINGS, LLC        CAPITAL
                                              -------------      -------------      --------------
BALANCES AT DECEMBER 31, 2001 (UNAUDITED)     $ 210,375,160      $ 210,375,160      $ 420,750,320

Cash contributions (unaudited)                   40,284,962         40,284,962         80,569,924
Distributions (unaudited)                       (11,969,341)       (11,969,341)       (23,938,682)
Net income (unaudited)                           14,844,562         14,844,563         29,689,125
                                              -------------      -------------      -------------
BALANCES AT DECEMBER 31, 2002 (UNAUDITED)       253,535,343        253,535,344        507,070,687

Distributions                                  (136,977,283)       (40,567,695)      (177,544,978)
Net income                                       79,854,206         79,854,206        159,708,412
Interest on distributions                        (3,822,083)         3,822,083                 --
                                              -------------      -------------      -------------
BALANCES AT DECEMBER 31, 2003                   192,590,183        296,643,938        489,234,121

Distributions                                   (20,695,513)       (34,695,513)       (55,391,026)
Net income                                       20,650,785         20,650,785         41,301,570
Interest on distributions                        (5,739,330)         5,739,330                 --
                                              -------------      -------------      -------------
BALANCES AT DECEMBER 31, 2004                 $ 186,806,125      $ 288,338,540      $ 475,144,665
                                              =============      =============      =============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                 2004               2003               2002
                                                             -------------      -------------      -------------
                                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $  41,301,570      $ 159,708,412      $  29,689,125
Adjustments to reconcile net income to net cash provided
by operating activities
    Depreciation                                                14,257,335         13,919,584          6,579,496
Changes in operating assets and liabilities
    Accounts receivable
      Trade                                                             --          3,625,690         (3,625,690)
      Related parties                                             (263,007)        (2,628,042)         1,785,637
    Inventory                                                       (1,237)          (491,252)        (1,282,608)
    Other current assets                                           727,529            (86,487)        (2,881,420)
    Noncurrent assets                                           (3,464,514)        (1,698,933)        (2,468,505)
    Accounts payable and accrued liabilities
      Trade                                                     (2,053,387)          (121,720)       (13,386,296)
      Related parties                                               64,792            324,978         (5,345,490)
      Accrued Liabilities                                        7,348,059           (700,543)
                                                             -------------      -------------      -------------
    Net cash provided by operating activities                   57,917,140        171,851,687          9,064,249
                                                             -------------      -------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of plant and equipment                                (2,350,665)        (6,294,795)       (76,011,435)
Cash proceeds from sales and use tax refund                             --         13,913,014                 --
                                                             -------------      -------------      -------------
    Net cash provided by (used for) investing activities        (2,350,665)         7,618,219        (76,011,435)
                                                             -------------      -------------      -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions                                                           --                 --         80,569,924
Distributions                                                  (55,391,026)      (177,544,978)       (23,938,682)
                                                             -------------      -------------      -------------
    Net cash provided by (used for) investing activities       (55,391,026)      (177,544,978)        56,631,242
                                                             -------------      -------------      -------------
    Net increase (decrease) in cash and cash equivalents           175,449          1,924,928        (10,315,944)

CASH AND CASH EQUIVALENTS
Beginning                                                        3,286,987          1,362,059         11,678,003
                                                             -------------      -------------      -------------
Ending                                                       $   3,462,436      $   3,286,987      $   1,362,059
                                                             =============      =============      =============

                   The accompanying notes are an integral part
                  of these consolidated financial statements.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


1.    ORGANIZATION AND OPERATIONS OF THE COMPANY

      These financial statements consolidate the accounts of Acadia Power Partners, LLC (the "Company"), a Delaware limited liability company, and its wholly owned subsidiary, Acadia Partners Pipeline, LLC (the "Subsidiary"). All intercompany balances have been eliminated. All information for the year ended December 31, 2002 included in these financial statements is unaudited.

      The Company, an electric generation company, was formed on October 8, 1999, for the purpose of designing, developing, constructing, owning, and operating a power generation project located in Louisiana. At formation, Cleco Midstream Resources, LLC ("Cleco"), a Louisiana limited liability company, and IEP USA Holdings, LLC ("IEP"), a Delaware limited liability company, owned 70 percent and 30 percent interests in the Company, respectively. The Subsidiary was formed on June 26, 2000, with the Company as the sole member.

      In February 2000 Cleco and IEP transferred their respective ownership interests in the Company to Acadia Power Holdings, LLC ("Acadia Holdings"), a Louisiana limited liability company, and Calpine Acadia Holdings, LLC ("CAH"), a Delaware limited liability company and subsidiary of Calpine Corporation ("Calpine"). CAH and Acadia Holdings (collectively, the "Members") entered into the Amended and Restated Limited Liability Company Agreement (the "Agreement") dated February 29, 2000. Under the Agreement, the Company constructed, owns and operates a 1,160-megawatt
      (MW) natural gas-fired electric generation plant (the "Facility") located in Acadia Parish, Louisiana. Each member holds a 50 percent interest in the Company as of December 31, 2004 and 2003. The Members share in profits and losses of the Company in proportion of their ownership interests. The Company is governed by an executive committee with two representatives from each Member.

      Construction on the Facility began in mid 2000 and the dates of commercial operations for Phase I and Phase II were July 2002, and August 2002, respectively. The Agreement will continue 49 years after the date that commercial operations begin. The Company was in the development stage until July 2002, when commercial operations began.

2.    BUSINESS RISKS

      Several current issues in the power industry could have an effect on the Company's financial performance. Some of the business risks which could cause future results to differ from expectations include (1) legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; (2) the extent and timing of the entry of additional competition in the market in which the Company operates; (3) state, federal and other rate regulations in the areas in which the Company does business; (4) changes in or application of environmental and other laws and regulations to which the Company is subject to; (5) changes in market conditions, including developments in energy and commodity supply, volume and pricing; (6) weather and other natural phenomena; (7) and the direct or indirect effects on the business resulting from the financial difficulties of competitors of the Company, including but not limited to, their effects on liquidity in the trading and power industry, and its effects on the views of the capital markets regarding the energy or trading industry.

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates with regard to these financial statements relate to the useful lives and carrying value of the generation facility and related assets and depreciation. Additionally, the Company periodically reviews its assets for impairment requiring the Company to estimate future revenues and cash flows over the useful lives of the assets.

      OPERATIONAL DATA
      Operational data including, but not limited to, megawatt ("MW") and megawatt hours ("MWh") throughout these financial statements are unaudited.

      CASH AND CASH EQUIVALENTS
      The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount of these instruments approximates fair value because of their short maturity.

      ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE
      Accounts receivable and payable represent amounts due from customers and owed to vendors, respectively.

      INVENTORY
      The Company's inventories primarily include small parts. Inventory is valued at the lower of cost or market using the average cost method. Costs for large replacement parts estimated to be used within one year are determined using the specific identification method. For other replacement parts, costs are generally determined using the weighted average cost method.

      OTHER CURRENT ASSETS
      Other current assets include prepaid expenses for insurance and long-term service agreement (LTSA) payments (See Note 6 for further discussion of LTSA).

      MAJOR MAINTENANCE
      As major maintenance occurs, and as parts are replaced on the plants' steam and combustion turbines, the costs are either expensed or transferred to property, plant and equipment and depreciated over the parts' estimated useful lives, generally three to six years, depending on the nature of maintenance activity performed under the service agreement (See Note 8).

      LONG-LIVED ASSETS
      In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the impairment of long-lived assets, based on the projection of undiscounted pre-interest expense and pre-tax expense cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


      event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. No impairment was identified in 2004 and 2003.

      CONCENTRATION OF CREDIT RISK
      The financial instruments that potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company's revenues are primarily from sales to Calpine Energy Services, L.P. ("CES"), a subsidiary of Calpine (See Notes 5 and 9).

      FAIR VALUE OF FINANCIAL INSTRUMENTS
      The carrying amounts of accounts receivable and accounts payable, approximate their respective fair value because of their short maturity.

      INCOME TAXES
      The Company is a limited liability company and, for income tax purposes, is treated as a partnership. The Company's taxable income or loss is therefore passed through to its members and reported on the respective members' tax returns. Accordingly, there is no income tax provision or current or deferred taxes in these financial statements.

      REVENUE RECOGNITION
      The Company has entered into tolling agreements that have been accounted for as operating leases. The Company recognizes revenue based on a rate that is straight-lined over the term of the lease (See Notes 5, 6 and 7).

      RECLASSIFICATIONS
      We have made certain reclassifications in the consolidated financial statements for the prior year to conform to the current year's presentation.

      NEW ACCOUNTING PRONOUNCEMENTS
      In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), Inventory Costs, an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that "under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges". This Statement requires those items to be recognized as a current-period charge regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that fixed production overhead costs to be allocated to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this statement is not expected to materially impact the Company's results of operations, financial position, or cash flows.

      In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), Exchanges of Nonmonetary Assets -Accounting Principles Board Opinion No. 29, Accounting for Nonmonetary Transactions ("APB No. 29"). This standard eliminates the exception in APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. It requires exchanges of productive assets to be

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


      accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transaction lacks commercial substance (as defined). A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

      The new standard SFAS 153 will not apply to the transfers of interests in assets in exchange for an interest in a joint venture and amends FASB 66, Accounting for Sales of Real Estate, to clarify that exchanges of real estate for real estate should be accounted for under APB No. 29. It also amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140) to remove the existing scope exception relating to exchanges of equity method investments for similar productive assets to clarify that such exchanges are within the scope of SFAS 140 and not APB 29. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this statement is not expected to materially impact the Company's results of operations, financial position, or cash flows.

4.    PLANT AND EQUIPMENT, NET

      Plant and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally 35 years for our power plant assets, including interconnect pipelines, with an estimated salvage value of 10 percent of the original cost. For all power plant assets with useful life of 5 years no salvage value is estimated. As of December 31, 2004 and 2003, the components of property, plant and equipment were as follows:

                                                     2004               2003
                                                -------------      -------------
        Power plant and related equipment
           Buildings, Machinery & Equipment     $ 494,337,534      $ 492,281,981
           Land                                     2,777,618          2,777,618
        Less: Accumulated depreciation            (34,461,302)       (20,499,080)
                                                -------------      -------------
        Plant and equipment, net                $ 462,653,850      $ 474,560,519
                                                =============      =============

      In 2002, the Company filed for refunds of sales and use taxes paid during construction, pursuant to Louisiana's Enterprise Zone Program. The sales and use taxes were paid over a period from January 2001 through December 2002 and capitalized as a part of the cost for plant and equipment acquired by the Company. Total refunds of $13,913,014 were recorded as a reduction of plant and equipment in 2003.

5.    RELATED PARTIES

      The Company entered into a tolling agreement dated July 27, 2001, with Calpine Energy Services ("CES"), which is effective for 20 years beginning July 1, 2002. Under the agreement, the Company has granted CES the right to receive the output of one train of the Facility consisting of

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


      approximately one-half of the full capacity. In accordance with the terms of the contract, CES will supply all fuel necessary to generate the energy it takes and will pay the Company a capacity charge as well as an operation and maintenance fee. This arrangement is being accounted for as an operating lease. The rate established in this agreement varies in the future, and therefore the Company recognizes revenue based on a rate that is straight-lined over the life of the lease. The Company recognized revenues of $44,726,537, $44,166,692, and $25,317,550 in 2004, 2003 and
      2002, respectively, based on this agreement, of which $7,631,952, and $4,167,438 were recorded as other noncurrent asset as of December 31, 2004 and 2003, respectively.

      On May 10, 2003, the Company entered into a second tolling agreement with CES effective through June 30, 2022. The agreement was completed concurrently with the termination of a previous tolling agreement dated October 9, 2000, with Aquila Energy Marketing Corporation ("Aquila"), which was effective for 20 years beginning July 1, 2002 (See Notes 6 and 7). This CES agreement is similar in nature to the agreement described above. Under this agreement, the Company has granted CES the right to receive the output of the second train of the Facility consisting of approximately one-half of the full capacity of the Facility. In accordance with the terms of the contract, CES will supply fuel necessary to generate the energy it takes and will pay the Company a capacity charge as well as an operation and maintenance fee. This agreement is being accounted for as an operating lease. The rate established in the agreement is fixed and therefore the lease revenues are recognized on a straight-line basis. The Company recorded revenues of $29,966,350, $20,858,200, and $0 in 2004,
      2003 and 2002, respectively, based on this agreement.

      The Company's revenue from the agreements above includes $870,041, $149,961 and $7,260,033 in 2004, 2003, and 2002, respectively, for the sale of purchased power to CES. The cost of this power was recorded as purchase power expense - related parties.

      As a result of the two 20-year tolling agreements with CES, all of the output from the Acadia Power Plant is currently marketed by CES.

      The Company's accounts receivable related to the agreements noted above were $6,450,902 and $6,187,895 as of December 31, 2004 and 2003,
      respectively.

      The minimum lease rentals to be received by the Company in connection with the above tolling agreements are $64 million, $64 million, $66 million, $68 million and $68 million for the years 2005 through 2009, respectively. Minimum lease rentals for 2010 and thereafter are $848 million.

      The Company has contracted with Calpine Central, LP ("CCLP"), a subsidiary of Calpine, to provide project management services, which have included the design, construction, and operation of the Facility. The project management agreement dated February 29, 2000, terminates at the fiftieth anniversary of the commercial operation date (See Note 1). The Company agrees to reimburse costs incurred by CCLP included in the approved operating budget and future operating budgets. Based on this agreement, the Company reimbursed CCLP for $5,436,243, $2,934,888, and $1,575,505 in 2004, 2003 and 2002, respectively.

      The Subsidiary has a Pipeline Operating Agreement with Cleco Energy, LLC, a subsidiary of Cleco, dated March 1, 2002. The agreement covers all operations, repair, improvements, alterations, inspections, testing, protection and other operations and activities that are necessary to maintain the facility in accordance with federal safety and maintenance standards promulgated

ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


      under CFR part 192 and the regulations of the Louisiana Office of Conservation, and to accomplish the business objectives of the Subsidiary. Based on this agreement, the Subsidiary was reimbursed for these services which totaled $106,853, $96,061, and $209,819 in 2004, 2003 and 2002,
      respectively.

      The Company has an Agreement for Electric Service with Cleco Power, LLC ("Cleco Power"), the successor to Cleco Utility Group, Inc., an affiliate of Cleco, dated December 15, 2001. The agreement covers electrical purchases of the Facility for a five-year period pursuant to Cleco Power's Louisiana Public Service Commission ("LPSC") Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Services, subject to approval by the LPSC. Based on this agreement, the Company paid $1,081,173, $2,117,600, and $7,839,121 for services received in 2004, 2003 and 2002, respectively from Cleco Power.

      The Company has a Phase Shifting Transformer Funding Agreement with Cleco Power, dated January 4, 2001. The agreement covers the purchase and installation of a Phase Shifting Transformer. The installation of this project concluded in 2003. Based on this agreement, the Company paid $0, $1,052,238, and $0 for the purchase and installation of the transformer in 2004, 2003 and 2002, respectively to Cleco Power.

      The Company has an Interconnection and Operating Agreement with Cleco Power, dated February 25, 2000, pursuant to which the Company's generation facilities are interconnected to Cleco Power's adjacent transmission facilities and the transmission system of Entergy Services, Inc. The Company is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections, and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Based on this agreement, the Company has reimbursed Cleco Power its construction costs and operating costs for these customer specific interconnection facilities. The Company reimbursed Cleco Power for those costs which totaled $45,594, $67,478, and $68,584, in 2004, 2003 and 2002, respectively.

6.    OTHER SIGNIFICANT AGREEMENTS

      On October 9, 2000, the Company entered into a tolling agreement with Aquila that was effective for 20 years beginning July 1, 2002. Under the agreement, the Company granted Aquila the right to receive the output of one train of the facility. In accordance with the terms of the contract, Aquila supplied all fuel necessary to generate the energy it took and paid the Company a capacity charge as well as an operation and maintenance fee. Revenues recognized under this agreement were $0, $16,053,598, and $23,784,443 in 2004, 2003 and 2002, respectively. Revenue includes $0, $0, and $579,087 in 2004, 2003 and 2002, respectively, for sale of purchased power to Aquila. The cost of this purchased power was recorded as purchase power expense - related parties (See Note 5). On May 9, 2003, the Company terminated its tolling agreement with Aquila (See Note 7).

      The Company entered into an interconnection and operating agreement with Entergy Gulf States, Inc. ("Entergy"), as amended and restated January 4, 2001. The agreement states that Entergy will reimburse the Company for costs incurred by the Company for transmission system upgrades, totaling approximately $4,740,000. Entergy will reimburse the Company for these costs through future transmission credits or cash payments, as applicable. The Company received in a combination of cash and credit reimbursements of $484,934, $1,593,122, and $1,538,727 in 2004,


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ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


      2003 and 2002, respectively, based on this agreement. Total deferred transmission credit balances as of December 31, 2004 and 2003 were $1,123,217, and $1,608,151 respectively, which were included in Other Current Assets.

      The Company entered into a Procurement and Marketing Agreement dated October 9, 2003 with ONEOK Energy Marketing and Trading Company, L.P. ("ONEOK"), pursuant to which ONEOK shall arrange for the provision of replacement power and test fuel, and the sale of test power and natural gas that is not used by the Company's generation facility, as requested by the Company from time to time. The Company shall pay ONEOK for all actual costs incurred for this service (as defined in the agreement) plus a service fee applicable to each MWh of replacement power and each MMBtu of test fuel procured and/or sold during such month and a fixed fee. No expenses were incurred by the Company in relation to this agreement in 2004, 2003 and 2002.

7.    CONTRACT TERMINATION

      The Company had previously entered into a tolling agreement dated October 9, 2000, with Aquila, which was effective for 20 years beginning July 1, 2002. Under the agreement, the Company had granted Aquila the right to receive the output of one train of the Facility, consisting of approximately one-half of the full capacity of the 1,160-MW Facility. On May 9, 2003, the Company terminated its 580-MW, 20-year tolling agreement with Aquila in return for a cash settlement of $105.5 million, which was recognized as a gain in other income and expenses. CAH and Acadia Holdings agreed to allocate the distributions as follows: (i) CAH received $105.5 million cash distribution in 2003; (ii) Acadia Holdings is entitled to receive an annual priority cash distribution of $14.0 million starting from July 2003 through June 30, 2022; (iii) all distributions in excess of the first $14.0 million are allocated between members in accordance with their respective interest; (iv) the priority distributions include imputed interest based on the rate of approximately 11.6%. Imputed interest for 2004 and 2003 of $5.7 and $3.8 million was recorded as an adjustment to the Members' capital balances.

8.    SIGNIFICANT EVENTS

      UNSCHEDULED OUTAGES

      On June 30, 2004, Combustion Gas Turbine CT-12 failed. This Siemens Westinghouse turbine was not under warranty at the time of failure. However, the replacement cost for the damaged components are described under the terms of the Long Term Service Agreement between the Company and Siemens Westinghouse, which will be escalated as a result of the forced outage. The cost of repairs performed by the third party contractors of $5.5 million was included in plant operating expense for 2004.

      On August 3, 2004, it was discovered that the exhaust cylinder for CT-12 had two cracked struts, requiring a second forced outage to replace the cracked cylinder. The cost of repairs performed by the third party contractors of $2.7 million was included in plant operating expense for 2004.


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ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


9.    COMMITMENTS AND CONTINGENCIES

      The Company entered into a long-term service agreement for spare parts, maintenance and related technical services on May 3, 2002. The term of the agreement, with respect to each of the Company's four combustion turbines began upon the commercial operation date, and terminates on an individual combustion turbine basis, at the end of the scheduled maintenance following the second major inspection of each respective combustion turbine or sixteen years, whichever comes first. The maintenance and payment schedules are based on estimates of when maintenance will occur on the turbines based on the number of run hours. The actual timing of maintenance may vary based on actual hours run versus estimated hours run due to operational and performance considerations. The agreement is cancelable by the Company in whole or part at any time by providing written notice to the counterparty. Upon notice to cancel by the Company, the Company is subject to a declining cancellation fee. At December 31, 2004, the contingent cancellation fee was $2,000,000.

      CES DISPUTE

      IN a series of written notices commencing in May 2004, CES notified the Company that CES was invoking certain rights regarding dispute resolution under the two CES tolling agreements mentioned in Note 5 above and requested that the Company conduct a simultaneous capacity test of both Power Blocks of the Company's electric generation facility in the manner specified within the notices. CES notified the Company that it may withhold up to one-half of the monthly payments due to the Company under the two CES tolling agreements, and may take other action, including, without limitation, (i) unwinding Calpine's interest in the Company, (ii) terminating the two CES tolling agreements, (iii) asserting claims against Cleco Power for alleged flawed interconnection studies, and/or (iv) seeking reimbursement for the alleged overpayment of capacity fees from August 2003. CES has indicated that the dispute is primarily based upon transmission constraints that, according to CES' allegations, limit CES' ability to deliver the Company's capacity and energy to the wholesale market. On September 27, 2004, CES sent a letter to the Company claiming to be a notice of default under the two tolling agreements. In the letter, CES claimed that the Company's refusal to conduct the requested simultaneous capacity test was a default under the two CES tolling agreements. Although CES did not expressly so state, the Company believed that CES might attempt to use the test results as an alleged basis to reduce its monthly payments to the Company under the two CES tolling agreements. The Company performed the requested simultaneous test under protest on October 12, 2004, while reserving all of its rights to assert that such capacity test is not required by the testing provisions of the two CES tolling agreements and does not entitle CES to any reduction in its monthly capacity payments to the Company. Standard capacity test results were comparable to previous tests and were within the parameters of the two CES tolling agreements. Supplemental capacity testing was suspended due to a minor mechanical problem with one of the Power Blocks. Since the test, CES has sent a letter to the Company requesting that it maintain, preserve and in some instances, produce records specified in the letter relating to the test. The two CES tolling agreements allow CES and the Company the right, under current conditions, to require up to four capacity tests in any given contract year. The Company can give no assurance as to the results of any such testing in the future. Under the tolling agreements, binding arbitration is a means of resolving the alleged dispute, although neither party has invoked arbitration to date. The Company and CES are actively discussing resolution of the transmission constraints with the regional transmission providers. There is no assurance that these


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ACADIA POWER PARTNERS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
--------------------------------------------------------------------------------


      discussions will resolve any of CES's allegations of transmission constraints. Through December 2004 and continuing in 2005, CES has remitted full payment of the monthly tolling fees to the Company.

      At this point, the Company is not aware of any formal arbitration initiated by CES against the Company in connection with this dispute, but in the event that it cannot avoid arbitration, the Company intends to defend itself vigorously. In connection with any such arbitration (whether instigated by the Company or CES), or upon the development of additional material information, the Company expects to become able to estimate the range of potential losses related to this dispute. Currently, the Company is not able to develop such estimates. There is no assurance, however, that the Company will not be liable for all or a portion of CES' claims or any additional amount under the provisions of the two CES tolling agreements, and a final adverse arbitration decision awarding substantial monetary damages could have a material adverse impact on the Company's financial condition, cash flows and results of operations.

10.   SUBSEQUENT EVENT

      On March 8, 2005, the Company received a letter from CES requesting a refund of approximately $3.1 million less the $0.8 million outstanding receivable from CES. CES claims errors in calculating the heat rate performance of the Company's facility from January 2003 through July 2004. The Company is reviewing the information supplied by CES and plans to resolve this issue, including a refund if necessary, in 2005. The Company's cost, and the timing of any accrual that the Company may be required to make in connection with this matter cannot be estimated at this time. As of December 31, 2004 the Company had reserved $0.4 million for its receivable from CES. Based upon the limited information available, the loss is currently estimated at a range of $0 to $2.7 million.


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